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Metropolitan Life Insurance Company
One Madison Avenue, New York, NY 10010-3690
212 578-2211
                                                  [METLIFE GRAPHIC APPEARS HERE]

Christopher P. Nicholas
Associate General Counsel
Legal Department
Tel 212  578-4487    Fax 212  578-8144
Cnicholas@metlife.com





April 11, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Edgar Policy, Division of Corporation Finance

Dear Commissioners:

I am Associate General Counsel of Metropolitan Life Insurance Company, which is the "Depositor" of Metropolitan Life Separate Account UL (the "Registrant") with respect to two filings that the Commission accepted for filing as new form N-6 Registration Statements on February 28, 2003: File Nos. 333-103532 and 333-103533.

The Depositor and the Registrant hereby requests that those filings be withdrawn, because they were transmitted to the Commission as new registration statements only as a result of clerical errors in the EDGAR submission headers. As indicated on the facing sheets of the filings themselves (as well as in the transmittal letters that accompanied the filings), these filings were intended to be made as post-effective amendments pursuant to Rule 485(a) under the Securities Act of 1933.


Accordingly, the Depositor and the Registrant have resubmitted these filings under that rule.

Yours truly,

/s/Christopher P. Nicholas

Christopher P. Nicholas